Ex99.55

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

February 5, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: ROUTEMASTER CAPITAL INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on February 4, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy - Registered Securityholders

2 Voting Instruction Form - NOBOs

3 Notice of Meeting and Management Information Circular (Including Financial Statements and MD&A)

4 Proxy Return Envelope

Yours truly,
TSX Trust Company

''Lori Winchester''
Senior Relationship Manager Lori.Winchester@tmx.com

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